POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

OPERATING EARNINGS FOR 2007 INCREASE 15.8% OVER 2006

Montréal, Québec, March 13, 2008 – Power Financial Corporation's operating earnings for the year ended December 31, 2007 were $2,082 million or $2.84 per share, compared with $1,802 million or $2.46 per share in 2006. This represents a 15.8% increase on a per share basis.

Growth in operating earnings reflect primarily an increase of $276 million or 14.8% in the contribution from the subsidiaries and Parjointco, from $1,871 million to $2,147 million. Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the year would have increased by 17.0%.

Other items, not included in operating earnings, were a net charge of $38 million or $0.05 per share in 2007, reflecting primarily the impact of a provision recorded by Lifeco during the third quarter, partly offset by the Corporation's share of non-operating earnings recorded in the fourth quarter. In 2006, other items were $353 million or $0.50 per share, including an amount of $356 million representing the impact of the gain recorded by Groupe Bruxelles Lambert on the sale of its interest in Bertelsmann.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

POWER FINANCIAL
CORPORATION

As a result, net earnings were $2,044 million or $2.79 per share in 2007, compared with $2,155 million or $2.96 per share in 2006.

FOURTH-QUARTER RESULTS

Power Financial Corporation's operating earnings for the three-month period ended December 31, 2007 were $500 million or $0.68 per share, compared with $472 million or $0.65 per share in the same period in 2006. This represents a 6.0% increase on a per share basis.

Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the quarter would have increased by 12.1%.

Growth in operating earnings also reflects the negative impact of a timing difference relating to Pargesa's share of the interim dividend from Total which was recorded in the third quarter in 2007 whereas it was recorded in the fourth quarter in 2006.

Other items in the fourth quarter of 2007 were $32 million or $0.05 per share, compared with $2 million in the same period in 2006.

As a result, net earnings for the fourth quarter of 2007 were $532 million or $0.73 per share, compared with $474 million or $0.65 per share for the same period in 2006.

RESULTS OF SUBSIDIARIES AND PARTJOINTCO

Great-West Lifeco Inc.

Great-West Lifeco reported adjusted net income attributable to common shareholders of $2,153 million or $2.413 per share in 2007, compared with $1,875 million or $2.104 per share in 2006, an increase of 15%. Adjusted net income in 2007 excludes a provision for certain Canadian retirement plans of $97 million after tax, which was recorded in the third quarter. Net income attributable to common shareholders after this provision was $2,056 million or $2.304 per share for the twelve months ended December 31, 2007. On a constant currency basis, adjusted net income attributable to common shareholders increased 16% over 2006.

For the three months ended December 31, 2007, Lifeco reported net income attributable to common shareholders of $537 million, compared with $491 million for the same period in 2006. This represents $0.601 per share for the period in 2007, compared with $0.550 for the corresponding period in 2006, an increase of 9%. On a constant currency basis, net income attributable to common shareholders increased 17% over 2006.

Net income includes $203 million in 2007 and $191 million in 2006 representing the contribution from Lifeco's healthcare business, which has been designated as discontinued operations. For the three-month periods ended December 31, the contribution from the healthcare business amounted to $43 million in 2007 and to $50 million in 2006.

IGM Financial Inc.

IGM Financial reported adjusted net income for the year ended December 31, 2007 of $864 million, compared with $763 million in 2006. Adjusted net earnings per share were $3.23 in 2007, compared with $2.85 in 2006, an increase of 13.3%. Adjusted net income in both years excludes a non-cash income tax benefit resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. A benefit of $15 million was reported in the fourth quarter of 2007 and of $14 million was reported in the second quarter of 2006. Including these items, net income in 2007 was $879 million or $3.29 per share, compared with $777 million or $2.90 per share in 2006.

For the three months ended December 31, 2007, adjusted net income, excluding the non-cash tax benefit mentioned above, was $219 million or $0.82 per share, compared with net income of $200 million or $0.75 per share for the same period in 2006. This represents an increase of 9.3% on a per share basis. Including the non-cash tax benefit, net income for the fourth quarter of 2007 was $234 million or $0.88 per share.

Parjointco N.V.

Power Financial holds a 50% interest in Parjointco N.V., which in turn holds a 54.1% interest in Pargesa Holding SA. Pargesa reported operating earnings of SF609 million in 2007, compared with SF539 million in 2006. Non-operating earnings were SF113 million in 2007, compared with SF1,754 million in 2006, composed primarily of Pargesa's share of the gain recorded by GBL on the sale of its interest in Bertelsmann. As a result, net earnings reported by Pargesa were SF722 million in 2007, compared with SF2,293 million in 2006.

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For the fourth quarter of 2007, operating earnings were SF72 million, compared with SF137 million in the same period in 2006. Non-operating earnings in the fourth quarter were SF101 million and a net charge of SF8 million in 2007 and 2006, respectively. As a result, Pargesa's net earnings were SF173 million in the period in 2007, compared with SF129 million in 2006.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	April 24, 2008	May 15, 2008	To be determined In accordance with the articles of the Corporation
Series C	April 2, 2008	April 30, 2008	32.50¢
Series D	April 2, 2008	April 30, 2008	34.375¢
Series E	April 2, 2008	April 30, 2008	32.8125¢
Series F	April 2, 2008	April 30, 2008	36.875¢
Series H	April 2, 2008	April 30, 2008	35.9375¢
Series I	April 2, 2008	April 30, 2008	37.50¢
Series J	April 2, 2008	April 30, 2008	29.375¢
Series K	April 2, 2008	April 30, 2008	30.9375¢
Series L	April 2, 2008	April 30, 2008	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 31.25 cents per share on the Corporation's common shares payable May 1, 2008 to shareholders of record April 2, 2008.

For purposes of the Income Tax Act (Canada) and any similar provincial legislation, all of the above dividends of the Corporation's preferred and common shares are eligible dividends.

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POWER FINANCIAL
CORPORATION

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's and its subsidiaries' current expectations. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's and its subsidiaries' for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's and its subsidiaries' control, affect the operations, performance and results of the Corporation and its subsidiaries, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions, and the Corporation's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information concerning the risks and uncertainties associated with the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of the announcement by Lifeco of the signing of a definitive agreement by GWL&A to sell its healthcare insurance business, the results from Lifeco's U.S. healthcare insurance business are presented in the 2007 consolidated financial statements as "discontinued operations" in accordance with GAAP. Power Financial's share of these results is included in operating earnings

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

[in millions of dollars] (unaudited)	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	**5,625**	5,114
Investments		
Shares	**6,927**	4,602
Bonds	**65,069**	64,946
Mortgages and other loans	**16,423**	15,823
Loans to policyholders	**6,317**	6,776
Real estate	**2,549**	2,218
	97,285	94,365
Funds held by ceding insurers	**1,512**	12,371
Investment at equity	**3,503**	2,137
Assets of operations held for sale	**697**	866
Intangible assets	**4,946**	2,610
Goodwill	**9,230**	8,291
Future income taxes	**809**	455
Other assets	**6,701**	4,277
	130,308	130,486
Liabilities		
Policy liabilities		
Actuarial liabilities	**87,681**	89,379
Other	**4,385**	4,268
Deposits and certificates	**857**	778
Funds held under reinsurance contracts	**164**	1,822
Liabilities of operations held for sale	**428**	599
Debentures and other borrowings	**6,791**	3,430
Preferred shares of the Corporation	**300**	300
Preferred shares of subsidiaries	**1,303**	1,325
Capital trust securities and debentures	**639**	646
Future income taxes	**743**	853
Other liabilities	**6,633**	8,451
	109,924	111,851
Non-controlling interests	**7,519**	7,213
Shareholders' Equity		
Stated capital		
Perpetual preferred shares	**1,400**	1,400
Common shares	**594**	593
Contributed surplus	**69**	56
Retained earnings	**10,504**	9,621
Accumulated other comprehensive income (loss)	**298**	(248)
	12,865	11,422
	130,308	130,486

For additional information, refer to the 2007 audited Consolidated Financial Statements to be published in March 2008.

CONSOLIDATED STATEMENTS OF EARNINGS

[in millions of dollars, except per share amounts]	Three months ended December 31 2007	Three months ended December 31 2006	For the years ended December 31 2007	For the years ended December 31 2006
Revenues				
Premium income	**5,764**	5,997	**18,753**	17,752
Net investment income				
Regular net investment income	**1,330**	1,503	**5,685**	5,962
Change in fair value on held for trading assets	**821**	–	**(1,098)**	–
	2,151	1,503	**4,587**	5,962
Fees	**1,516**	1,113	**5,331**	4,223
	9,431	8,613	**28,671**	27,937
Expenses				
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**6,858**	6,447	**19,224**	19,660
Commissions	**592**	566	**2,240**	2,024
Operating expenses	**885**	689	**3,199**	2,575
Financing charges	**119**	84	**406**	338
	8,454	7,786	**25,069**	24,597
	977	827	**3,602**	3,340
Share of earnings of investment at equity	**17**	32	**145**	126
Other income, net	**24**	2	**24**	345
Earnings from continuing operations before income taxes and non-controlling interests	**1,018**	861	**3,771**	3,811
Income taxes	**248**	187	**836**	844
Non-controlling interests	**269**	237	**1,039**	952
Earnings from continuing operations	**501**	437	**1,896**	2,015
Earnings from discontinued operations	**31**	37	**148**	140
Net earnings	**532**	474	**2,044**	2,155
Basic earnings per common share				
From continuing operations	0.69	0.60	2.58	2.76
From discontinued operations	0.04	0.05	0.21	0.20
	0.73	0.65	2.79	2.96
Diluted earnings per common share				
From continuing operations	0.68	0.59	2.57	2.74
From discontinued operations	0.04	0.05	0.21	0.20
	0.72	0.64	2.78	2.94

SEGMENTED INFORMATION

Information on Profit Measure [in millions of dollars] (unaudited **Three months ended December 31, 2007**	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	**5,764**	–	–	–	**5,764**
Net investment income					
Regular net investment income	**1,304**	**42**	–	**(16)**	**1,330**
Change in fair value on held for trading assets	**821**	–	–	–	**821**
	2,125	**42**	–	**(16)**	**2,151**
			–		
Fees	**861**	**679**	–	**(24)**	**1,516**
	8,750	**721**	–	**(40)**	**9,431**
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	**6,858**	–	–	–	**6,858**
Commissions	**374**	**241**	–	**(23)**	**592**
Operating expenses	**712**	**157**	–	**16**	**885**
Financing charges	**84**	**22**	–	**13**	**119**
	8,028	**420**	–	**6**	**8,454**
	722	**301**	–	**(46)**	**977**
Share of earnings of investment at equity	–	–	**17**	–	**17**
Other income, net	–	–	**23**	**1**	**24**
Earnings from continuing operations before income taxes and non-controlling interests	**722**	**301**	**40**	**(45)**	**1,018**
Income taxes	**180**	**67**	–	**1**	**248**
Non-controlling interests	**195**	**103**	–	**(29)**	**269**
Contribution to consolidated earnings from continuing operations	**347**	**131**	**40**	**(17)**	**501**
Contribution to consolidated earnings from discontinued operations	**31**	–	–	–	**31**
Contribution to consolidated net earnings	**378**	**131**	**40**	**(17)**	**532**

Information on Profit Measure Three months ended December 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,997	–	–	–	5,997
Net investment income					
Regular net investment income	1,473	50	–	(20)	1,503
Change in fair value on held for trading assets	–	–	–	–	–
	1,473	50	–	(20)	1,503
			–		
Fees	503	628	–	(18)	1,113
	7,973	678	–	(38)	8,613
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	6,447	–	–	–	6,447
Commissions	364	219	–	(17)	566
Operating expenses	526	148	–	15	689
Financing charges	50	22	–	12	84
	7,387	389	–	10	7,786
	586	289	–	(48)	827
Share of earnings of investment at equity	–	–	32	–	32
Other income (charges), net	–	–	(2)	4	2
Earnings from continuing operations before income taxes and non-controlling interests	586	289	30	(44)	861
Income taxes	101	89	–	(3)	187
Non-controlling interests	177	89	–	(29)	237
Contribution to consolidated earnings from continuing operations	308	111	30	(12)	437
Contribution to consolidated earnings from discontinued operations	37	–	–	–	37
Contribution to consolidated net earnings	345	111	30	(12)	474

SEGMENTED INFORMATION

Information on Profit Measure

For the year ended December 31, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	18,753	–	–	–	18,753
Net investment income					
Regular net investment income	5,565	194	–	(74)	5,685
Change in fair value on held for trading assets	(1,098)	–	–	–	(1,098)
	4,467	194	–	(74)	4,587
			–		
Fees	2,703	2,701	–	(73)	5,331
	25,923	2,895	–	(147)	28,671
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	19,224	–	–	–	19,224
Commissions	1,366	947	–	(73)	2,240
Operating expenses	2,517	623	–	59	3,199
Financing charges	269	88	–	49	406
	23,376	1,658	–	35	25,069
	2,547	1,237	–	(182)	3,602
Share of earnings of investment at equity	–	–	145	–	145
Other income (charges), net	–	–	26	(2)	24
Earnings from continuing operations before income taxes and non-controlling interests	2,547	1,237	171	(184)	3,771
Income taxes	480	355	–	1	836
Non-controlling interests	766	391	–	(118)	1,039
Contribution to consolidated earnings from continuing operations	1,301	491	171	(67)	1,896
Contribution to consolidated earnings from discontinued operations	148	–	–	–	148
Contribution to consolidated net earnings	1,449	491	171	(67)	2,044

Information on Profit Measure

For the year ended December 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	17,752	–	–	–	17,752
Net investment income					
Regular net investment income	5,836	212	–	(86)	5,962
Change in fair value on held for trading assets	–	–	–	–	–
	5,836	212		(86)	5,962
Fees	1,894	2,392	–	(63)	4,223
	25,482	2,604	–	(149)	27,937
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	19,660	–	–	–	19,660
Commissions	1,254	833	–	(63)	2,024
Operating expenses	1,946	573	–	56	2,575
Financing charges	202	88	–	48	338
	23,062	1,494	–	41	24,597
	2,420	1,110	–	(190)	3,340
Share of earnings of investment at equity	–	–	126	–	126
Other income, net	–	–	341	4	345
Earnings from continuing operations before income taxes and non-controlling interests	2,420	1,110	467	(186)	3,811
Income taxes	522	331	–	(9)	844
Non-controlling interests	719	345	–	(112)	952
Contribution to consolidated earnings from continuing operations	1,179	434	467	(65)	2,015
Contribution to consolidated earnings from discontinued operations	140	–	–	–	140
Contribution to consolidated net earnings	1,319	434	467	(65)	2,155

END